Exhibit 99.1

Meihua International Medical Technologies Co., Ltd.’s

Subsidiary Officially Commences Construction of

Comprehensive Medical Industrial Park in Hainan Free Trade Port Boao Hope City

YANGZHOU, China, October 27, 2023 / PR Newswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, announced today that its subsidiary Hainan Guoxie Technology Group Co., Ltd. (“Hainan Guoxie”) has officially commenced construction of a comprehensive medical industrial park project on the previously acquired land around the Hainan Free Trade Port Boao Hope City (“Hope City”). The project aims to build a high-end comprehensive medical industrial park. Earlier this year, The Company successfully completed the final payment to acquire the land located in the Hope City, securing a 50-year land use right for a total area of 47,971 square meters.

The newly established comprehensive medical industrial park will primarily focus on the research, development, production, and testing of surgical robots. The Company will collaborate with an Israeli company for the development and production of surgical robot technology, and the details of the partnership are still being finalized. The surgical robots will mainly be used for remote training of doctors and complex surgeries, among other applications.

Upon completion, the comprehensive medical industrial park will encompass the production and international trade of essential conventional medical devices. Notably, it will house a distinguished secondary hospital dedicated to offering a comprehensive range of services, including comprehensive clinical trials, stem cell extraction and storage, and advanced therapeutic solutions, which services will be integrated with robotic assistance. Anticipated to accommodate more than 300 individual beds, this premier healthcare facility will be designed to cater primarily to the discerning clientele and the elderly wellness communities.

Construction is set to commence on October 27th, following meticulous preparations encompassing land acquisition and blueprint designs. Having obtained all required initial regulatory permits, the Company is working toward a smooth start to the construction project.

As per the planning, the comprehensive industrial park will also include a research and development center for innovative medical products, an assembly production workshop for imported products, and an export sales company. It will also provide integrated solutions for hospital-based elderly care services.

During the groundbreaking ceremony, Mr. Yongjun Liu, Chairman of MHUA, commented: “We are thrilled to witness the official commencement of the comprehensive medical industrial park project in Hainan Free Trade Port Boao Hope City. This marks the initiation of our first set of projects in the overall development plan for this comprehensive medical industrial park. The entire venture aims to provide cutting-edge and innovative solutions for medical services in Qionghai and the surrounding regions of Hainan. Leveraging the unique policy advantages of Hope City and the exceptional wellness environment it offers, we are committed to continuing to introduce exceptional exported products and patents in research and technology. By overcoming procurement challenges in the consumer market and leveraging the distinctive advantages of Hainan and China mainland market, particularly after the transformation of Hainan Province into a free trade port by 2025, we are poised to seize the opportunities of the era and deliver long-term, stable value growth to MHUA’s stakeholders and our esteemed clients.”

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strip, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for over 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit www.meihuamed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, and its ability to fully execute on the planned agreement, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as amended, filed with the SEC on August 20, 2023, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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